Exhibit 99.1

VIA FASCIMILE AND FEDERAL EXPRESS

May 1, 2012

Gordon L. Jones

Chairman and CEO

Clearwater Paper Corporation

601 West Riverside Avenue, Suite 1100

Spokane, WA 99201

CC: Board of Directors

Dear Gordon:

Investment funds managed by S.A.C. Capital Advisors, L.P. and its affiliates currently beneficially own over 7% of the outstanding common stock of Clearwater Paper Corporation (“Clearwater” or “the Company”). We have followed the Company for many years and have been a significant shareholder for most of the past 12 months. Through our research and diligence, we have gained an appreciation for the exceptional quality of the Company’s assets and are excited for the future prospects of the business.

However, as we have highlighted to you and your team in past conversations, we believe Clearwater is deeply undervalued by the public markets. Despite the high quality assets and long-term secular tailwinds, we believe the Company’s public market valuation is being undermined by several issues, including uncertainty and volatility created by the acquisition of Cellu Tissue, a lack of visibility on financial performance, and uncertainty about the Shelby expansion due to the Metso Paper USA litigation.

We believe the Clearwater management team and board of directors have a variety of options to address these issues and realize tremendous shareholder value. We look forward to continuing our dialogue with you about these and other general strategic matters.

Value of Clearwater

We view Clearwater as a sum-of-the-parts, which includes the Consumer Products division, the Pulp and Paperboard division, and some value for the investments made to date for the Shelby expansion project.

Clearwater’s Consumer Products division is a leader in the “at home” private label tissue business. We believe there is significant value within this business due to its stable revenues, secular growth in private label and solid competitive positioning. Based on our analysis of publicly traded comparable companies and precedent transactions, we believe that Clearwater’s Consumer Products business is worth at least 6.0x – 8.0x EBITDA. This would imply a valuation of between $990 million to $1.4 billion for the division in accordance with the analysis below:

Consumer Products Division Valuation ($ in millions)

	Low	High
2012E Segment Adjusted EBITDA (1)	$165	$180
Valuation Multiple (2)	6.0x	8.0x
Consumer Products Division Estimated Value	$990	$1,440

Notes

1)	Based on SAC internal estimates and analysis. Excludes corporate overhead
2)	Multiple based on publicly traded companies that SAC considers comparable: TIS, KMB, and WPP

Similarly, the Pulp and Paperboard business has leading market share in a stable and growing market. Clearwater should be well positioned given its focus on the higher end of the quality spectrum. While there are no pure-play publicly traded solid bleached paperboard businesses, we believe value-add specialty packaging companies provide reasonable guidelines for valuation. The valuation of these companies would suggest the Pulp and Paperboard division of Clearwater should be worth between $770 million to $960 million.

Pulp and Paperboard Division Valuation ($ in millions)

	Low	High
2012E Segment Adjusted EBITDA (1)	$110	$120
Valuation Multiple (2)	7.0x	8.0x
Pulp and Paperboard Division Estimated Value	$770	$960

Notes

1)	Based on SAC internal estimates and analysis. Excludes corporate overhead
2)	Multiple based on publicly traded companies that SAC considers comparable: MWV, GPK, and PKG

Based on our view of the Consumer Products and Pulp and Paper divisions, and ascribing some value to investments to date in the Shelby expansion, we set forth below our sum-of-the-parts analysis. It suggests that Clearwater’s shares are worth $43 to $67 dollars, or a 37% - 112% premium to the current share price. We believe there may be significant strategic interest in some or all of the Company’s assets that could provide additional value for shareholders beyond the standalone analysis.

Sum-of-the-Parts Valuation ($ in millions)

	Low	High
Consumer Products Division	$990	$1,440
Pulp and Paperboard Division	770	960
Shelby Expansion Project (1)	149	149
Less: Corporate Overhead (2)	(364)	(416)

Total Enterprise Value	$1,545	$2,133
Less: Net Debt (3)	(474)	(474)

Total Equity Value	$1,071	$1,659
Shares Outstanding (4)	24.6	24.6
Implied Share Price	$43	$67
% Premium to Current Share Price (5)	37%	112%

Notes

1)	Assumes Clearwater recoups capital already spent on the facility
2)	Assumes $52M of corporate overhead capitalized at 7.0x - 8.0x
3)	As of March 31, 2012, per Company’s 8-K filed April 25, 2012
4)	Based on 22.8M basic shares outstanding and 1.8M RSU shares per Company’s 2011 10-K filed February 24, 2012
5)	Current share price as of May 1, 2012

Bridging the Valuation Gap

The Company is trading at a material discount to what we consider its intrinsic value. We believe this valuation gap is largely driven by investor concerns over the lack of pulp integration, volatility in historic results, near-term pricing pressure in the tissue business and the Shelby expansion. While these concerns are valid, we believe that a wide range of strategic and operational options are available to management to address these issues.

Cellu Tissue acquisition: The acquisition of Cellu Tissue put the Consumer Products division in a net short position on pulp of approximately 450,000 tons. The timing of this was unfortunate as pulp prices have since increased. This also has tied future profitability to commodity price moves and increased volatility of results, despite a stable and growing revenue base. While Cellu Tissue nearly doubled Consumer Products revenue in 2011, segment EBITDA declined 11% largely due to the effective net short position in pulp and integration costs.

Consumer Products Division Financial Performance ($ in millions)

FYE Dec 31,	2007	2008	2009	2010	2011 (1)
Revenues	$452	$505	$554	$570	$1,092
% Growth	1.6%	11.6%	9.8%	2.9%	91.6%

Adjusted EBITDA (2)	$34	$53	$128	$104	$93
% Margin	7.5%	10.5%	23.1%	18.3%	8.5%

Notes

1)	2011 represents first full year post Cellu Tissue acquisition
2)	Per Company’s 10-K filings for the relevant years. Excludes allocation of corporate overhead

There are a number of pulp producers that are net long pulp and trade at low valuations as a result of the unpredictable earnings profile that this creates. We believe that the combination of the Consumer Products division with a pulp producer would substantially reduce volatility and materially increase the valuation ascribed to both businesses.

Shelby expansion: While we understand the strategic rationale for the Shelby expansion, we are concerned by the Company’s decision to allocate such a significant amount of capital to this project. The total cost of the expansion is estimated to be $275 million, which is approximately $11 per share or 35% of the current share price. As was disclosed on your recent earnings conference call, the Company has already spent $149 million through March 31st, 2012. The $149 million equates to approximately $6 per share or 19% of the current share price.

We question the decision to take such a large capital and operational risk, and we believe the Shelby expansion has now created legal risk as well. The Company finds itself as a third party to litigation between a competitor and a critical machinery supplier that could materially impact the Company’s expansion plans. We have reviewed the related court documents with legal advisors and, while we are optimistic that the likelihood of a permanent injunction is low, regardless of which party ultimately prevails on the merits, we believe it is prudent that the Company prepare and articulate contingency plans at the appropriate time.

Time for Dialogue with Shareholders

The Company has many options to address the above issues and create value for shareholders. While we are encouraged by some recent decisions, including the sale of the lumber business, management’s enhanced communications during the first quarter earnings conference call (including EBITDA bridges supplied on the website) and the initiation of a modest share repurchase program in 2011, we still have outstanding concerns over the strategic direction of the business. We write this letter to highlight our concerns and initiate a more formal and active dialogue with you. We look forward to the Company taking additional steps to enhance shareholder value.

Best Regards,

/s/ David Rosen

Portfolio Manager

S.A.C. Capital Advisors, L.P.